SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on October 26 and 27, 2010, the members of the Company’s Board of Directors approved the distribution of (i) dividends in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010 at R$2.80 per common share and R$3.08 per preferred share without withholding income tax pursuant to applicable law; and (ii) interest on own capital (“IOC”) in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010, at R$0.3000 per common share and R$0.3300 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.255 per common share and R$0.2805 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on October 14, 2010. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on October 14, 2010, shall provide specific notice to such effect to Companhia de Bebidas das Américas – AmBev, Área de Ações, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo/SP, Brazil, by no later than December 1st, 2010. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from December 15, 2010 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be November 30, 2010 for BM&FBovespa shareholders and December 3rd, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from December 1st, 2010.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account.  Shareholders who have not provided such indication shall receive from Banco Itaú-Unibanco S.A., as Depositary, at their stated address, a notice containing information with respect to the payment.  Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions.  Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, October 27, 2010.

Companhia de Bebidas das Américas – AmBev
Nelson José Jamel
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer